Exhibit 99.65

Akumin Announces Change of Location and Format of

Annual and Special Meeting of Shareholders

April 27, 2020 – Toronto, ON – Akumin Inc. (TSX: AKU.U, AKU) (“Akumin” or the “Corporation”) announced today that it will now hold its upcoming annual and special meeting of shareholders (the “Meeting”) on May 14, 2020 at 10:00 a.m. (Toronto time) in a virtual only format whereby shareholders may attend and participate in the Meeting via live audio webcast.

The Meeting was previously scheduled to be held at the offices of Stikeman Elliott LLP. Out of an abundance of caution, to proactively deal with the unprecedented public health impact of coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Akumin will now hold its Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders, regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Corporation and management as well as other shareholders. Shareholders will no longer be able to attend the Meeting in person.

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, online at https://web.lumiagm.com/293263945. Non-registered shareholders (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able toattend the Meeting as guests, but guests will not be able to vote at the Meeting.

How to Vote Before the Meeting

Before the Meeting, shareholders of record as of the close of business on April 7, 2020 may vote by completing the form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered shareholders should carefully follow all instructions provided by their intermediaries to ensure that their common shares are voted at the Meeting. Please refer to section “Voting Information” of Akumin’s management information circular dated April 7, 2020 (the “Circular”) for additional details on how to vote by proxy before the Meeting and the matters to be voted upon.

How to Vote at the Meeting

At the Meeting, registered shareholders may vote by completing a ballot online, as further described below under “How to Attend the Virtual Only Meeting”. If you are a non-registered shareholder and wish to attend, participate or vote at the Meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below under “How to Appoint a Proxyholder”. By doing so, you are instructing your intermediary to appoint you as its proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to attend the Meeting as guests. This is because the Corporation and our transfer agent, TSX Trust Company (“TSX Trust”), do not have a record of the non-registered shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

How to Appoint a Proxyholder

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees identified in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend and participate at the Meeting as their proxyholder and vote their common shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Meeting and only being able to attend as a guest.

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Step 1: Submit your form of proxy or voting instruction form: To appoint a third party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

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Step 2: Register your proxyholder: To register a third party proxyholder, shareholders must visit www.voteproxyonline.com by no later than 10:00 a.m. (Toronto time) on May 12, 2020 (the “voting deadline”) and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

How to Attend the Virtual Only Meeting

Attending the Meeting online enables registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed a third party proxyholder, to participate at the Meeting, ask questions and vote, all in real time. Registered shareholders and duly appointed third party proxyholders can vote at the appropriate times during the Meeting. Guests, including non-registered beneficial shareholders who have not duly appointed a third party proxyholder, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote.

•	Log in online at https://web.lumiagm.com/293263945. We recommend that you log in at least one hour before the Meeting starts

•	Click “I have a control number” and then enter your control number (on your proxy form)

•	Enter the password: AKU2020 (case sensitive).

OR

•	Click “Guest” and then complete the online form. Guests will not be able to vote.

Registered shareholders: The control number located on the form of proxy or in the email notification you received is your control number.

Duly appointed proxyholders: TSX Trust will provide the proxyholder with a control number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “How to Appoint a Proxyholder” above.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

United States Beneficial Owners: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting.

Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to TSX Trust. Requests for registration should be directed to:

TSX Trust Company

Attention: Proxy Department

301-100 Adelaide Street West

Toronto ON M5H 4H1;

OR

by telephone within Canada and the United States toll-free at 1-866-600-5869, and from all other countries 1- 416-342-1091;

OR

by fax at 416-595-9593;

OR

by email at tmxeinvestorservices@tmx.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than May 12, 2020 by 10:00 a.m. (Toronto time). You will receive a confirmation of your registration by email after TSX Trust receives your registration materials. You may attend the Meeting and vote your shares at https://web.lumiagm.com/293263945 during the Meeting. Please note that you are required to register your appointment at www.voteproxyonline.com.

General Proxy Matters

If you are not sure whether you are a registered shareholder or non-registered shareholder or, for additional information regarding submissions of forms of proxy and voting instructions forms before the Meeting, voting deadline, revocation of proxies and other general proxy matters, please refer to the section “Voting Information” of the Circular or contact TSX Trust:

Phone: 1-866-600-5869 (toll-free in Canada and the United States)	Fax: 416-595-9593

1- 416-342-1091 (from outside Canada and the United States)

Mail: TSX Trust Company	E-mail: tmxeinvestorservices@tmx.com

Attention: Proxy Department

301-100 Adelaide Street West

Toronto ON M5H 4H1

About Akumin

Akumin is a leading provider of outpatient diagnostic imaging services in the United States, with freestanding centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders, thereby reducing the need for unnecessary invasive procedures and contributing to lower costs and better outcomes for patients.

Our imaging procedures include magnetic resonance imaging (MRI), computerized tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward- looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White, Investor Relations

1-866-640-5222

jeffrey.white@akumin.com